Exhibit 99.1

Immutep Provides Clinical Update in 1st line NSCLC:

Positive Mature Overall Survival Data from INSIGHT-003 and Update from TACTI-004

•	INSIGHT-003 demonstrates mature mOS of 30.9 months in both the overall population (N=51) and patients with TPS <50% (N=47) in 1L non-squamous NSCLC

•	Outcomes continue to compare favourably with historical benchmarks

•	Preliminary immune monitoring data indicate that patients treated with efti in TACTI-004 exhibited a different immune activation profile compared with previous studies

•	TACTI-004 root cause analysis is ongoing with additional results expected in Q3 CY2026

SYDNEY, AUSTRALIA – July 13, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapies, today announced a significant positive update of the investigator-initiated INSIGHT-003 Phase I trial evaluating eftilagimod alfa (efti) in combination with MSD’s (Merck & Co. Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) and chemotherapy as 1st line therapy for advanced/metastatic non-small cell lung cancer (1L NSCLC) in 51 evaluable non-squamous patients.

Key Results from INSIGHT-003 – Data Cutoff – 27 March 2026

Approximately 92% of patients enrolled in INSIGHT-003 had no or low PD-L1 expression (Tumour Proportion Score: TPS <50%), representing a population with significant unmet medical need. With a minimum of 30 months of follow-up, median Overall Survival (mOS) was 30.9 months in the overall population regardless of PD-L1 expression (N=51), with the same mOS observed in patients with TPS <50% (N=47) and 37.8 months in TPS>=50% (N=4).

These mature results continue to compare favourably to the 22.0 month mOS from a registrational trial of anti-PD-1 and doublet chemotherapy in non-squamous 1L NSCLC regardless of PD-L1 expression.1 Notably, patients with TPS <50%, for whom PD-L1 inhibitor-based therapies typically perform suboptimally, were overrepresented in INSIGHT-003 compared with historical benchmarks (~92% versus ~68%1). No new safety signal was identified since the previous data cut-off.

Update on TACTI-004 Root Cause Analysis

In March 2026, following a planned interim futility analysis, Immutep announced that it would discontinue the TACTI-004 Phase III trial in 1st line NSCLC based on a recommendation from the Independent Data Monitoring Committee (IDMC). In the TACTI-004 futility analysis (N=173), the objective response rate (ORR) in the overall patient population receiving standard of care plus efti (“efti arm”) was 42.9% compared with 55.1% in patients receiving standard of care plus placebo (“control arm”). The difference was observed across both squamous and non-squamous histologies, and the efti arm did not demonstrate superiority in any TPS subgroup. By comparison, the ORR in INSIGHT-003 has been 62.7%, despite the high proportion of patients with TPS <50%. Pending a final analysis of all patients, to date no new safety signals have been observed in TACTI-004.

Preliminary immune monitoring data generated from TACTI-004 indicate that patients treated with efti exhibited a markedly different immune activation profile compared with that observed in previous studies. This assessment is based on analyses of absolute lymphocyte counts (ALC) and circulating monocyte counts in blood. In particular, these findings contrast with observations from almost 600 patients treated with efti in five earlier studies (AIPAC, AIPAC-003, TACTI-mel, TACTI-002 and TACTI-003), which were presented at ASCO 20262, and also contrast with observations from INSIGHT-003.

The TACTI-004 analysis, which includes all recruited and evaluable patients who received a minimum of 12 weeks of treatment, remains ongoing, with additional results expected in Q3 CY2026. The Company will continue to analyse this data as part of its ongoing root cause analysis of a range of potential factors, including manufacturing, and will share the outcome of that analysis as soon as it becomes available. Immutep is being assisted in this process by its partners, including Dr. Reddy’s and WuXi Biologics.

Marc Voigt, CEO of Immutep, said: “We are encouraged by the mature overall survival data from INSIGHT-003 in 1st line non-squamous NSCLC, which continue to compare favourably with historical benchmarks, particularly given the high proportion of patients in this study with no or low PD-L1 expression. The observed median overall survival of 30.9 months especially in patients with no or low PD-L1 expression reinforces our confidence in efti’s potential to enhance anti-tumour immune responses, including in patient populations that have historically experienced less favourable outcomes.

At the same time, we are completing a comprehensive root cause analysis of TACTI-004 to better understand the factors underlying the outcome of that trial and their implications for the potential future development of efti. Importantly, the differences observed in the immune activation profile between TACTI-004 and prior studies are providing valuable insights to inform our strategy as we evaluate efti’s potential path forward.”

Additional results from the root cause analysis related to TACTI-004 are expected in Q3 CY2026.

About Eftilagimod Alfa (Efti)

Efti is a novel immunotherapy that directly activates antigen-presenting cells or APCs (e.g. dendritic cells, monocytes) via the MHC Class II pathway to fight cancer. As an MHC Class II agonist, its activation of APCs engages the adaptive and innate immune system to initiate a broad anti-cancer immune response. This includes priming and activating cytotoxic T cells as well as generating important co-stimulatory signals and cytokines that further boost the immune system’s ability to combat cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), soft tissue sarcoma, and breast cancer. Its favourable safety profile has enabled various combinations including with anti-PD-[L]1 immunotherapy, radiotherapy, and/or chemotherapy. Efti has received Fast Track designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company targeting cancer and autoimmune diseases. The Company is developing novel immunotherapies based on Lymphocyte Activation Gene-3 (LAG-3). For more information, please visit www.immutep.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding anticipated clinical development, regulatory progress and potential benefits of eftilagimod alfa. These forward-looking statements are based on current expectations, estimates and projections, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in such statements.

Factors that could cause actual results to differ materially include risks associated with clinical trial outcomes, regulatory developments, and the Company’s ability to advance its product candidates. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Immutep undertakes no obligation to update or revise such statements, except as required by applicable law.

Disclaimer

This announcement has been prepared for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction.

1

Shirish Gadgeel et al., Updated Analysis From KEYNOTE-189: Pembrolizumab or Placebo Plus Pemetrexed and Platinum for Previously Untreated Metastatic Nonsquamous Non–Small-Cell Lung Cancer. JCO 38, 1505-1517(2020). DOI:10.1200/JCO.19.03136

2	Immutep press release – 28 May 2026

KEYTRUDA is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Matthew Beck, astr partners

+1 (917) 415 1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the Board of Immutep Limited.